Mail Stop 4561

      					December 6, 2005


Frank P. Filipps
Chairman and Chief Executive Officer
Clayton Holdings, Inc.
2 Corporate Drive
Shelton, CT  06484

Re:	Clayton Holdings, Inc.
	Registration Statement on Form S-1
      Filed November 7, 2005
      File No. 333-129526

Dear Mr. Filipps:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide us with supporting materials with respect to your disclosure of industry and other market data. Please highlight or otherwise indicate the portions of those materials that support your disclosure. With respect to information that you attribute to a third party source in the registration statement, please tell us whether this information was publicly available. If such sources are not publicly available, please file appropriate consents as required by Rule 436 of Regulation C.

2. We note your disclosure in the final paragraph on page 102 that you anticipate that you will undertake a directed share program. Please tell us the mechanics of how and when these shares are offered and sold to investors in the directed share program. For example, tell us how the prospective recipients and number of reserved shares are determined. Tell us how and when you and the underwriters have notified or will notify the directed share investors, including the types of communications used or to be used. Discuss the procedures these investors must follow in order to purchase the offered securities. Are directed share purchasers required to establish accounts before the effective time, and, if so, what if any funds are put in newly established brokerage accounts before the effective date? How do the procedures for the directed share program differ from the procedures for the general offering to the public? In addition, if any of the recipients of the shares or their associates, employees or affiliates are broker-dealers registered with the NASD, please tell us how you will comply with the NASD`s rules relating to
"hot" IPOs, if applicable. Please also provide us with copies of all materials to be used in connection with the directed share program.

Prospectus Cover Page

3. Please revise to delete the identification of underwriters serving as "Sole Book-Running Manager" and "Co-Lead Manager" on the prospectus cover page.

Summary, page 1

4. Please revise your summary to discuss benefits to affiliates and related conflicts of interest arising in connected with the offering.

Overview, page 1

5. Please revise your summary to provide a brief explanation of the meanings of industry terminology that may not be readily understood by the average investor. Examples include "information-based analytics," "conduit support" and "specialty consulting."

6. Please provide us with independent substantiation for your statement in the second paragraph under this heading, and in the second paragraph on page 57, that you are a "leading provider" of the services you provide.

Competitive Strengths, page 2

7. Please balance your summary discussion of competitive strengths by moving your summary discussion of risk factors so that it directly follows the discussion of your strengths.

Risk Factors, page 4

8. Please revise your summary risk factors to disclose the following risks:

* Use of substantial proceeds to satisfy affiliate earn-out provision.

* Possible "cooling off" of real estate market.

Our Corporate Information, page 5

9. Please include TA Associates in the chart on page 5.

10. Please disclose your special servicer rating, if any.

Summary of Consolidated Financial and Other Data, page 9

11. Please revise to clearly indicate that the actual column is un-audited within the table on page 13.

Risk Factors, page 14

The loss of one or more of our largest clients could adversely affect our business and results of operations, page 14

12. Please identify your three largest clients in the first paragraph under this risk factor heading. In addition, please disclose if any of these clients are not subject to a long term contract, as discussed in the fourth sentence.

Our engagements may result in professional liability, page 15

13. Please expand your disclosure under this risk factor heading to describe how the services you provide could materially impact your clients` businesses and, as a result, serve as the basis of a claim against you for damages.

An interruption in or breach of our information systems may result in lost business, page 16

14. Please identify any instance in which the risk described has occurred in the past.

In order to comply with public reporting requirements, we must continue to strengthen our financial systems and controls, and the failure to do so could adversely affect out ability to provide timely and accurate financial statements, page 20

15. Please revise the risk factor heading to indicate that "significant deficiencies" were identified by your auditor in your internal control over financial reporting for 2002 - 2004.

16. Please expand your disclosure of each deficiency identified to explain how the deficiency, if left unremediated, could affect your business. To the extent that any individual deficiency could have a material impact on your business, please create a separate risk factor.

Future sales of our shares could adversely affect the market price of our common stock, page 21

17. Please revise to identify the "limited circumstances" under which
William Blair might lift the restrictions of the 180-day lock up.

Certain of our principal stockholders will receive a material benefit from completion of this offering, page 22

18. Please revise the heading and body of the risk factor to clearly state the risk to investors.

Use of Proceeds, page 25

19. We note your disclosure in the final paragraph on page 25.
Please continue to update this disclosure, as necessary.

Capitalization, page 27

20. Please revise to remove cash and cash equivalents from the capitalization table.

Dividend Policy, page 26

21. Please clarify the disclosure in the final paragraph on page
26
to state whether you will have to obtain a waiver of the restriction on paying dividends contained in your senior credit facility in order to pay the anticipated preferred dividend.

Unaudited Pro Forma Combined Financial Data, page 34

22. Please revise to provide an introductory paragraph which describes each transaction for which pro forma effects are presented, the entities involved, an explanation of the periods presented, and an explanation of what the pro forma presentation shows. Also, please provide a brief explanation of how you determined the predecessor entity.

23. Please revise to provide a pro forma balance sheet as of September 30, 2005 which reflects adjustments that are required if transactions occurred on that date. In your next amendment please remove the stub period for the 2004 fiscal year.

24. Please revise to provide pro forma adjustments related to the offering for your pro forma balance sheet and pro forma statements of income.

25. Please revise to present a subtotal column before the offering adjustments column so that investors can clearly see the operating results of the combined entity in which they will be investing.

26. Please revise to clearly explain each pro forma adjustment within the footnotes to the pro forma financial statements. For instance, tell the reader how much amortization is related to each entity presented in the pro forma financial statements.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 36

27. Please provide analysis, throughout your comparative discussion of results, regarding the effects of any trends or events that materially influenced your results. By way of example only, please discuss the reasons for the increase in the number of loans for which you performed services and the expansion in the scope of services you performed during the relevant periods. Your discussion should address whether the changes reflect a trend or a single event which is not expected to reoccur. In addition, to the extent you believe the changes reflect a trend, please address factors that would cause the trend to slow or reverse. Refer to SEC Release No. 33-8350, Part
III B 4.

Critical Accounting Policies

Valuation of Long-lived Assets Excluding Goodwill, page 40

28. Please revise your disclosure to discuss how the fair value of the impaired asset is determined.

Intangible Assets, page 40

29. Please revise your disclosure to discuss how and when indefinite lived intangible assets other than goodwill are reviewed for impairment.

Internal Controls, page 41

30. Please expand your disclosure in the second full paragraph on page 41 to provide additional detail about each area in which internal control weaknesses were identified. By was of example only, in what ways do you need to "improve documentation of client engagements," "strengthen your accounts receivable function" and "segregate duties in key accounting functions?"

Revenue, page 42

31. Please identify your customers that represent more than 10% of your revenues in the fourth paragraph on page 42. See Item
101(c)(vii) of Regulation S-K.

Comparison of Six Month Periods Ended June 30, 2004 and 2005

Cost of Services, page 46

32. Refer to the second paragraph under this heading. Please explain in more detail what activities were undertaken in connection with the increase in compensation expense which you currently attribute to "costs relating to supporting an expansion of the scope of services performed."

Liquidity and Capital Resources, page 53

33. Please expand your liquidity discussion to address your specific liquidity needs and how your "funds generated from operations, together with existing cash and available borrowings" will be sufficient to satisfy such needs.

34. Please discuss the covenant breach related to your credit agreement which occurred as of June 30, 2005, as disclosed in note
7
of your Notes to Condensed Consolidated Financial Statements on page
F-15.

35. Your disclosure indicates that cash used in operations during the six months ended June 30, 2005 is due to the increase in accounts receivable. Please revise to disclose what has caused the increase in accounts receivable.

Business, page 57

36. Please expand your discussion in the third paragraph on page
57
to explain in more detail what you mean by "favorable demographic trends" in the third sentence.

37. Refer to the second chart on page 60. We do not understand how the title to this chart "Total Non-Agency MBS Insurance" relates to the disclosure above it related to MBS issuers. Please advise or revise.

Transaction Management, page 63

38. Refer to the final carry-over paragraph at the bottom of page
64.
Please explain what you mean by a "modular, customized platform to support their purchase of individual mortgage loans ..."


Surveillance and Servicing, page 65

39. Please explain, in the first bullet point on page 67 what you mean by "boarding oversight of the front end servicer."

Our Competitive Strengths, page 67

40. Please tell us why you chose to identify the customers you have listed in the final paragraph on page 67.

Clients, page 70

41. Please identify specifically each client that represents more than 10% of your revenue. In addition, please tell us whether your arrangements with any of these clients are represented by a contractual agreement and, if so, please file these agreements as exhibits to your registration statement.

Employees and Independent Loan Review Specialists, page 71

42. Refer to your disclosure concerning your agreement with a professional employee organization under which you are assigned independent loan review specialists upon your request. Please provide your analysis that this agreement is not required to be filed as an exhibit to your registration statement.

Government Regulation, page 74

43. Please confirm that you and any of your subsidiaries that have provided loan servicing services were properly licensed by applicable state regulatory authorities.

Board Committees, page 78

44. We note your disclosure in the second sentence under this heading that the composition of all of your committees complies with applicable rules of the SEC and Nasdaq National Market. This statement seems inappropriate in light of the fact that you have not yet identified the members of your compensation and nominating committees. Please revise.

Employee Benefit Plans, page 83

45. Please clarify, in the first paragraph on page 83, whether the number of shares reserved under the 2005 Option Plan is also the number of shares for which options have already been granted.


Agreements with Executive Officers, page 86

46. Please disclose, in the fourth full paragraph on page 87, the exercise price of the options granted to Mr. Herbst.

Underwriting, page 104

47. Please describe in more detail the services that the managing underwriters have performed for you, as discussed in the final paragraph on page 104.

Financial Statements of Clayton Holdings, Inc. and Subsidiaries for the period ended June 30, 2005

48. Please revise to update your financial statements in accordance with Rule 3-12 of Regulation S-X.

49. Please revise to draw a line between the periods presented in the condensed consolidated statements of income and the condensed consolidated statements of cash flows to clearly show that these periods are not comparable.

Note 1 - Organization and Description of Business

50. Please revise to clearly indicate that the six-month period ended
June 30, 2004 represents the financial statements of GRP
(predecessor) and the six-month period ended June 30, 2005 represents the financial statements of TMHC and GRP combined. Also, briefly discuss how you determined that GRP was the predecessor.

Note 3 - Business Acquisitions

Clayton Services, Inc. and First Madison Services, Inc., page F-12

51. Please clarify the terms of the amended agreement. Clarify whether the remaining $13,250,000 will definitely be paid on or before May 1, 2006 or whether the "certain events" must occur before that date. Also, discuss the nature of the "certain events" and how you have assessed the likelihood of such events occurring in accordance with SFAS 5 and whether a liability has been recorded.

Note 8 - Preferred Stock, page F-18

52. Please explain to us whether the $24,185,493 shares of Series
B
Redeemable Preferred Stock discussed in the first paragraph under this heading should agree to the $27,837,046 shares of Series B Redeemable Preferred Stock discussed on page F-19. If these amounts are not intended to be the same, please clarify the reason for the difference.

Financial Statements of Clayton Services, Inc. (Predecessor) and
Clayton Holdings, Inc. (Successor) - pages F-24 through F-51

Report of Independent Registered Public Accounting Firm, page F-24

53. Please revise to define inception within the report.

54. Please revise to draw a line between the periods presented in the consolidated balance sheets, consolidated statements of income and the consolidated statements of cash flows to clearly show that these periods are not comparable.

Note 1 - Organization and Description of Business

Basis of Presentation, page F-30

55. Please revise to clearly explain the periods that are being presented for the predecessor and the successor. It appears that from May 24, 2004 to August 1, 2004 GRP`s (Predecessor) numbers are being shown in each column. Please advise and clearly explain in the footnotes to the financial statements.

Note 3 - Business Acquisitions, page F-36

Clayton Services, Inc. and First Madison Services, Inc.

56. Within the statements of changes in stockholders` equity it appears that 10,058,234 common shares and 1,428,092 class B shares were issued for Clayton Services, Inc. Please reconcile this with the footnote where it appears that there were 9,273,450 shares issued and there is no mention of the class B shares. Also, tell us why there was a negative amount recorded for additional paid in capital.

Part II.  Information Not Required in Prospectus

Exhibits

57. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review.


*   *   *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


You may contact William Demarest at 202-551-3432 or Daniel Gordon, Accounting Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related
matters.
Please contact Amanda McManus at 202-551-3412 or me at 202-551-
3852
with any other questions.



Sincerely,



Michael McTiernan
Special Counsel

cc:	John R. LeClaire, Esq. (via facsimile)
	Michael S. Turner, Esq. (via facsimile)
	Goodwin Procter LLP

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Frank P. Filipps
Clayton Holdings, Inc.
December 6, 2005
Page 11